Exhibit 99.1

5 November 2020

BURFORD CAPITAL LIMITED

Notification of transaction by person discharging managerial responsibilities

Burford Capital Limited, the leading global finance and asset management firm focused on law, has been notified of certain shares purchases made by Elizabeth O'Connell, Burford's Chief Strategy Officer.

On 2 November 2020, Ms O'Connell purchased 10,230 ordinary shares of Burford on the New York Stock Exchange ("NYSE") at an average price of $8.43 per share. On 3 November 2020, Ms O'Connell purchased 4,235 shares of Burford on the NYSE at an average price of $8.88 per share. On 4 November 2020, Ms O'Connell purchased 2,535 shares on the NYSE at an average price of $9.22 per share.

As a result of these transactions, Ms O'Connell controls a total of 50,080 ordinary shares of Burford, amounting to 0.023% of the issued share capital.

The Notification of Dealing Form for the transaction mentioned above is included at the end of this announcement.

For further information, please contact:

Burford Capital Limited
Jim Kilman, Chief Financial Officer	+1 917 985 9840
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Huw Jeremy (NOMAD)
Charlie Farquhar / Jonathan Abbott (Joint Broker)

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital Limited

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with law firms and clients around the world from its principal offices in New York, London, Chicago, Washington, Singapore and Sydney.

For more information about Burford: www.burfordcapital.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC ("BCIM"), which acts as the fund manager of all Burford funds, is registered as an investment adviser with the U.S. Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential Private Placement Memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the US Securities and Exchange Commission, other information sent to our security holders, and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that our actual results of operations, including our financial condition and liquidity and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this report. In addition, even if our results of operations, including our financial condition and liquidity and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise.

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Elizabeth O'Connell
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Strategy Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Purchase of Ordinary Shares
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		(i) $8.43 (ii) $8.88 (iii) $9.22	10,230 4,235 2,535

	(d) Aggregated information • Aggregated volume • Price	$147,218.40	17,000
	(e) Date of the transaction	(i) 2 November 2020 (ii) 3 November 2020 (iii) 4 November 2020
	(f) Place of the transaction	New York Stock Exchange